SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13G
                               (RULE 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)


                            SCREAMINGMEDIA INC.
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                              (NAME OF ISSUER)


                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                       (TITLE OF CLASS OF SECURITIES)


                                 810883108
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                               (CUSIP NUMBER)


                             DECEMBER 31, 2000
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             (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT)


        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
               |_| Rule 13d-1(b)
               |_| Rule 13d-1(c)
               |X| Rule 13d-1(d)

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.  810883108                13G            PAGE   2   OF   5   PAGES


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1.       NAME OF REPORTING PERSON:  James D. Robinson III
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                 (b) |X|

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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

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     NUMBER OF         5.   SOLE VOTING POWER 2,290,096
       SHARES
    BENEFICIALLY       -------------------------------------------------------
      OWNED BY         6.      SHARED VOTING POWER 584,481 (see Item 6)
        EACH
     REPORTING         -------------------------------------------------------
       PERSON          7.      SOLE DISPOSITIVE POWER 2,290,096
        WITH
                       -------------------------------------------------------
                       8.      SHARED DISPOSITIVE POWER 584,481 (see Item 6)

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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,874,577
         (See Item 6)

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN   |_|
         SHARES*

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9  7.5%

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12.      TYPE OF REPORTING PERSON*
         IN
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ITEM 1(a).     NAME OF ISSUER:

               ScreamingMedia Inc. ("ScreamingMedia")

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               601 West 26th Street, 13th Floor
               New York, NY 10001

ITEM 2(a).     NAME OF PERSON FILING:

               James D. Robinson III

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

               Principal Business Office:   RRE Investors
                                            126 East 56th Street, 22nd Floor
                                            New York, NY 10022

ITEM 2(b).     CITIZENSHIP:

               USA

ITEM 2(b).     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $0.01 per share (the "Common Stock")

ITEM 2(b).     CUSIP NUMBER:

               810883108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Inapplicable.

ITEM 4.        OWNERSHIP.

               (a)  Amount beneficially owned: 2,874,577
               (b)  Percent of class:  7.5%
               (c)  Number of shares as to which such person has:

                     (i)    Sole power to vote or to direct the vote: 2,290,096

                     (ii)   Shared power to vote or to direct the vote: 584,481

                     (iii) Sole power to dispose or to direct the disposition of: 2,290,096

                     (iv) Shared power to dispose or to direct the dis-position of: 584,481

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Inapplicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Inapplicable. Includes 497,459 shares of common stock held by RRE Ventures, II, L.P. and 87,022 shares of common stock held by RRE Ventures Fund II, L.P. Mr. Robinson is a member of RRE Ventures GP II, LLC, which indirectly exercises exclusive control over RRE Ventures II, L.P. and RRE Ventures Fund II, L.P. Pursuant to Rule 13d-4, Mr. Robinson disclaims beneficial ownership of the shares held by RRE Ventures II, L.P. and RRE Ventures Fund II, L.P.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Inapplicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Inapplicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Inapplicable.

ITEM 10.       CERTIFICATION.

               Inapplicable.


                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 13, 2001
                                    -----------------------------------------
                                                   (Date)

                                             /s/ James D. Robinson
                                    -----------------------------------------
                                                (Signature)


                                             James D. Robinson III
                                    -----------------------------------------
                                                (Name/Title)